NEWS RELEASE

January 8, 2007

Trading Symbol: AMM - TSX, AAU - AMEX

www.almadenminerals.com

Almaden Will Advance the Caballo Blanco Project in 2007

Almaden Minerals Ltd. (TSX: AMM; AMEX: AAU; “Almaden”) is pleased to announce that it has completed a joint venture agreement with Comaplex Minerals Ltd. (TSX: CMF; “Comaplex”) which earned a 60% interest in Almaden’s Caballo Blanco project in 2006 by meeting its exploration spending requirements. The terms of the joint venture allow Almaden to be the operator of the 2007 program. Almaden is currently preparing a budget, which will include extensive surface exploration and further diamond drilling, which it will submit to Comaplex. The joint venture requires that each partner contribute to the work program advanced by Almaden or have their respective interest diluted. Duane Poliquin, president and CEO of Almaden stated that, “the Caballo Blanco project has the potential to host a world-class gold deposit. Almaden is excited to be operating an aggressive exploration program in 2007 to test this potential.”

In 2006 Comaplex completed 743.8 meters of drilling in three holes (CB06-01, CB06-02 and CB06-03).  All three holes were collared in the vicinity of the three holes drilled in 2005 by Comaplex, on the top of Cerro la Cruz of the Northern Zone. Hole CB06-01 intersected 92.65 meters averaging 1.0 grams per tonne from 116 meters depth to the end of the hole (206.65 meters) at which depth the hole was lost due to poor drilling conditions. This intersection included 28.65 meters from 178 meters depth to the end of the hole which averaged 1.8 grams per tonne gold, 18 meters from 178 to 196 meters that averaged 2.3 grams per tonne gold and 8 meters from 186.0 to 192.0 meters averaging 3.7 grams per tonne gold. Hole CB06-01 averaged 0.7 grams per tonne gold over its entire 206.65 meter length. Hole CB06-02 was completed to a depth of 301.14 meters and intersected highly anomalous, but sub 1 gram per tonne gold values which included a 222 meter interval from surface to 222 meters that averaged 0.25 grams per tonne gold.

The property is located on the gulf coast of Mexico, roughly 60 kilometers north of the port city of Veracruz, Mexico. Infrastructure is excellent as the prospective areas of the property are all located within 10 kilometers of a paved highway and Mexico’s only nuclear power plant. The property covers three areas of alteration and mineralization known as the Northern, Highway and Central Grid zones. In 2005 Comaplex completed three holes totaling 523 meters on the top of Cerro la Cruz in the Northern Zone. One hole (CB5-03) penetrated through this capping zone and intersected 40 meters of breccia and vuggy silica grading 2.35 grams per tonne gold within a larger interval of 108 meters of 1.14 grams per tonne gold. This latter interval was within an even larger interval of 214 meters of

0.70 grams per tonne gold. The other two holes intersected highly anomalous gold values in what is recognized as being weakly mineralized capping material. Owing to bad drilling conditions these two holes could not be completed to their target which is the prospective rock beneath this capping massive silica material. In 2003, Comaplex completed a large field program over both the Highway and Northern zones of the property, the centers of which are located roughly 7 kilometers apart. This program’s geologic and alteration mapping delineated, in both the Highway and Northern zones, extensive alteration typical of high sulphidation gold systems including quartz-alunite and residual or vuggy silica alteration zones.

Mr. Mark Balog, P.Geo. of Comaplex Minerals Corp. was the qualified person, under the meaning of National Instrument 43-101, reviewing the sampling collection procedures and quality control measures for the data reported in this news release. Drill core analysis in 2006 was performed on cut, half core with standard fire assay procedures and an atomic absorption finish (1 assay ton).  Samples were crushed to 70% passing 2mm and pulverized to 85% passing 75um.  All sample preparation was completed in ALS Chemex’s Guadalajara laboratory.  All assaying was completed in the ALS Chemex’s Vancouver lab.  The quality control program in 2006 employed the insertion of internal standards (low to high grade Au), blanks, and duplicates every 20 samples.  The m eterage provided is measured down hole.  Morgan Poliquin, P.Eng., a director of Almaden and a qualified person under the meaning of National Instrument 43-101, calculated the intervals and averages reported in this news release from data provided by Comaplex.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.